Filed by: The Stanley Works
                      Pursuant to Rule 425 under the Securities Act of 1933
                         and deemed filed pursuant to Rule 14a-12 under the
                                            Securities Exchange Act of 1934

                                         Subject Company: The Stanley Works
                                                 Commission File No. 1-5224


Please see below for a communication to all associates from CEO John Trani:

Click here:

 (http://stanleyatwork/) http://stanleyatwork/  then click on the new
  ---------------------  ---------------------
Features:

Bermuda Reincorporation: Update from CEO John Trani:
--May 17 Letter to All Associates

----------

*** Stanley e-News is your source for Stanley news, communications and information. If you cannot access the Stanley@Work site, please contact the Stanley Help Desk for assistance. ***

***This message is being sent to a consolidated distribution and does not require forwarding, except at international locations which do not have preset list distributions. Please send a return note to "Stanley e-News" to inquire on distribution, or to advise of any omissions. The contact for e-News is Jennifer Almeida-House, e-Communications Program Manager, 860-827-3804. ***

LETTER TO ALL ASSOCIATES FROM JOHN TRANI

May 17, 2002

I know the past week has been a difficult one. Politicians and the press have scrutinized our company's decision to re-incorporate - a decision necessary to ensure the viability of Stanley Works and the preservation of U.S. jobs. We have and will always operate our company with the highest level of integrity.

Let me first discuss the shareowner vote. We understand that there were concerns raised about the vote. Any mistakes that were made were unintentional, and we did our best to clear up any confusion.

Although the shareowner vote, in our view, was fair and appropriate, even the appearance of impropriety is unacceptable. Therefore, we have decided to schedule a revote. This gives me another opportunity to explain why a re-incorporation is necessary for Stanley Works.

In today's economy, we are forced to compete against numerous foreign companies that pay lower taxes on their international operations. Re-incorporation will allow us to compete with foreign companies on a level playing field. As we all have seen, companies that can't compete either disappear, or are acquired by stronger companies. As The Wall Street Journal pointed out yesterday, between 1998 and 2001, 78% of all large international acquisitions involved foreign companies taking over U.S. companies. We think that the unfair tax advantage that foreign companies have plays a big role in this. We want to keep our management and our headquarters in the U.S. I hope you want that too.

I hope you are also aware that two companies that compete directly against us, Cooper Tools, which sells Lufkin tape rules, Plumb hammers, and Crescent wrenches, and Ingersoll-Rand, which sells Schlage locksets and Ingersoll-Rand power air tools, recently completed their own re-incorporation. Even in the US, our major competitors now have a competitive tax advantage that we don't.

We believe that other U.S. companies will continue to take similar actions until Congress creates a tax system that doesn't hurt U.S. companies trying to compete in the global marketplace. However, for the sake of our company, all of you and our shareholders, we cannot afford to wait for Congress to act.

I also want to set the record straight on another important point. We believe that the U.S. Government will receive more in taxes as a result of our re-incorporation. The issue is not about reducing US tax dollars, it is about reducing Stanley's global tax rate. We believe that reducing our global tax rate means we will have more cash to strengthen and grow our company. Becoming a stronger company allows us to preserve thousands of U.S. jobs and create new ones. With a stronger company, we expect a higher stock price and more wealth for our stockholders. More wealth means more taxes for the U.S. government - and we believe shareholders will have more wealth even after the government takes its cut. In short, everyone wins.

So how will re-incorporation affect you? You will work for a stronger competitor in the global marketplace. Otherwise, there will be no impact on day-to-day operations and there will not be any layoffs as a result of re-incorporation. More importantly, this will enable Stanley Works to compete on a level playing field, which should result in more growth and more jobs.

Stanley Works has a wonderful 159-year history, and our job is to take actions that will enable the company to be around for another 159 years. Once again, we want everyone to vote. Let's try collectively to beat the 92.5% that voted last time, as difficult as that will be. And please do not hesitate to write to me with any question that is on your mind or those around the water cooler. We'll get back to you promptly.

Thanks for your support. Integrity is the #1 value of our company. We intend to defend that value with every ounce of energy we have.

John




The foregoing does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on form S-4 will be filed with the Securities and Exchange Commission ("SEC") which will contain a form of proxy statement / prospectus with respect to the reincorporation, providing details of the transaction. This registration statement will be available at the SEC's web site, http://www.sec.gov. When finalized, these documents will be available at the SEC's web site and Stanley's web site, http://www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the reincorporation. Information about the directors and executive officers and ownership of stock is set forth in the proxy statement/prospectus relating to the annual meeting of The Stanley Works contained in the Form S-4 of The Stanley Works, Ltd. filed with the SEC on April 2, 2002.